EXHIBIT C

Juniper Investment Company, LLC

555 Madison Avenue
New York, New York 10022
JUNIPER INVESTMENT COMPANY	212 339 8500

May 8, 2014

Mr. Brian J. Kelley
Interim Chief Executive Officer
Alteva, Inc.
401 Market Street
Philadelphia, PA 19106-2107

Dear Mr. Kelley:

It was a pleasure to meet you and we appreciated the opportunity to share our thoughts in person.  As you know, we are among the largest shareholders of Alteva, Inc. (“Alteva” or the “company”) with beneficial ownership of over 5.6% of the common stock.  We share with you and the other members of the Board of Directors a strong interest in realizing the potential of Alteva’s businesses.

Alteva has developed a valuable unified communications platform and the prospects for the business are favorable.  However, following the Board’s recent decision to terminate the employment of Mssrs. Cuthbert and Conn, we believe shareholders will not achieve full value as an independent public company.  Based on its current price and the completion of the O-P put option, the entire company has an enterprise value that is less than the $17.8 million the company paid for the Alteva business in 2011.  The business is more valuable as a private company with no sensitivity to quarterly results or as a subsidiary of a larger company with greater resources.  In either case, the business would be able to pursue higher customer growth during this period of rapid market expansion.

The Board had ample opportunity and insight to evaluate Mr. Cuthbert.  When the Board promoted Mr. Cuthbert to Chief Executive Officer in March 2013, he had managed the unified communications business for seven years.  This included five years with Alteva, LLC, prior to its acquisition by the company.  The Board’s elevation of Mr. Cuthbert to the CEO position was an endorsement of his strategy and record.  We understood the strategy under Mr. Cuthbert’s leadership and were satisfied with the company’s direction and operations.  We don’t feel that the Board can credibly discard its previous endorsement of Mr. Cuthbert and ask shareholders to support a “do-over” with a third (and potentially fourth) CEO in just over a year.

At this important juncture, with a nascent unified communications business, interim leadership, and the recent exercise of the O-P put option, we encourage the Board of Directors to engage independent financial advisors to explore all strategic alternatives, including a sale of the company.

We appreciate your time addressing this matter.

Sincerely,

/s/ John A. Bartholdson

John A. Bartholdson
Juniper Public Fund, L.P.

cc:  Ms. Kelly C. Bloss, Chairman of the Board